For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
vpower@sears.ca

Sears Canada Makes Appointment to Board of Directors

Company Extends Condolences to Family of H Ronald Weissman

TORONTO - July 23, 2014- Sears Canada Inc. (TSX: SCC) is deeply saddened by the sudden passing of H Ronald Weissman, who has served as a member of the Company’s Board of Directors since November, 2013 and was a member of the Audit Committee. The Company extends its heartfelt sympathies to his family.

Filling the position on the Board is Mr. Klaudio Leshnjani. Mr. Leshnjani is currently Executive Vice-President and Chief Operating Officer of the Company. Prior to this role, Mr. Leshnjani held several executive positions with the Company, including Executive Vice-President, Chief Administrative Officer and General Counsel, Executive Vice-President, Financial and Home Services, Human Resources, General Counsel and Corporate Communications and Senior Vice-President and General Counsel.

“On behalf of the Board of Directors, I offer Ron’s family our deepest sympathy and want to let them know how appreciative we are for his contribution to Sears Canada,” said William C. Crowley, Chairman of the Board, Sears Canada Inc. “He achieved many significant accomplishments during his life and will be greatly missed by his colleagues on the Board.”

Mr. Crowley continued, “I am pleased to welcome Klaudio to the Board. He has made a significant contribution to Sears Canada as an executive and we look forward to his contribution as a member of the Board of Directors.”

About Sears Canada

Sears Canada is a multi-channel retailer with a network that includes 176 corporate stores, 229 Hometown stores, over 1,400 catalogue and online merchandise pick-up locations, 96 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.